Fiscal year covered by the statement: 1/1/2023 to 12/31/2023
Name of the entity filing the statement: Alamos Gold Inc.
Names of the subsidiaries for which the entity files the statement:
Minas de Oro Nacional S.A. de C.V. (E529821), Minera Santa Rita, S. de R.L. de C.V. (E619187), Dogu Biga Madencilik Sanayi Ticaret A.S. (E427533), Kuzey Biga Madencilik Sanayi Ticaret A.S. (E227782), Quartz Mountain Gold Ltd. (E370515), Richmont Mines Inc. (E538246))
Certificate
I certify that I have examined the information contained in the statement of Alamos Gold Inc. for the fiscal year that began on 1/1/2023 and ended on 12/31/2023. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.
Full name of the officer or director: Gregory Fisher
Title of position: Chief Financial Officer
Date: May 29, 2024

Signature
/s/ Gregory Fisher_________________